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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              --------------------

                               AMENDMENT NO. 7 TO
                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                             HARCOURT GENERAL, INC.

                            (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                     Common Stock, Par Value $1.00 Per Share
        Series A Cumulative Convertible Stock, Par Value $1.00 Per Share

                         (TITLE OF CLASS OF SECURITIES)

                                   41163G 10 1
                                   41163G 20 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467

                                 (617) 232-8200

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                    BEHALF OF THE PERSON(S) FILING STATEMENT)



                                    Copy to:

                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3954

                                 (212) 455-2000

/  /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 AMENDMENT NO. 7

                                TO SCHEDULE 14D-9

         This Amendment No. 7 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 initially filed with the Securities and Exchange Commission ("SEC") on November 8, 2000, by Harcourt General, Inc. (the "Company"), Amendment No. 1 filed with the SEC on November 20, 2000 by the Company, Amendment No. 2 filed with the SEC on December 6, 2000 by the Company, Amendment No. 3 filed with the SEC on December 19, 2000, Amendment No. 4 filed with the SEC on December 19, 2000, Amendment No. 5 filed with the SEC on January 8, 2001 by the Company and Amendment No. 6 filed with the SEC on January 18, 2001 (as amended, the "Schedule 14D-9") relating to the tender offer by REH Mergersub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

         The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         "The Antitrust Division has entered into parallel letter agreements with each of Reed Elsevier and Thomson which set forth frameworks by which the Antitrust Division and each of Reed Elsevier and Thomson will attempt to expedite the Antitrust Division's continuing review of the purchase of Shares pursuant to the Offer and the Subsequent Transaction, as the case may be. The Antitrust Division has stated in these letters that it will work with the parties in good faith to expedite this review with the goal of reaching settlements that would allow the proposed transactions to close before March 31, 2001. The letter agreements provide that in the event that the Antitrust Division is unable to reach a resolution of the issues with Reed Elsevier and Thomson, respectively, by the expiration of the second waiting period for the Subsequent Transaction, then Reed Elsevier will not consummate the purchase of the Shares pursuant to the Offer and Reed Elsevier and Thomson will not close the Subsequent Transaction until 10 days following written notice to the Antitrust Division and such notice shall not be provided to the Antitrust Division prior to March 10, 2001. Notwithstanding the foregoing, if the Antitrust Division terminates its investigation into the purchase of Shares pursuant to the Offer and the Subsequent Transaction prior to March 20, 2001, the parties will then be permitted to consummate the proposed transactions immediately thereafter."


ITEM 9.  EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         (a)(8) Press Release of Reed Elsevier dated February 7, 2001 (incorporated by reference to Exhibit (a)(11) of Amendment No. 7 to the Schedule TO of the Purchaser filed on February 7, 2001).
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001      HARCOURT GENERAL, INC.


                              By:    /s/ Eric P. Geller
                                  -------------------------------
                              Name:   Eric P. Geller

                              Title:  Senior Vice President,
                                      General Counsel and
                                      Secretary
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                                  EXHIBIT INDEX

(a)(1)  Offer to Purchase, dated November 8, 2000
        (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8,
        2000).

(a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).

(a)(3)  Letter to Stockholders dated November 8, 2000.*

(a)(4)  Press Release, dated October 27, 2000.*

(a)(5)  Opinion of Goldman Sachs dated October 27, 2000.*

(a)(6)  Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*

(a)(7)  Press Release of Reed Elsevier dated January 8, 2001
        (incorporated by reference to Exhibit (a)(10) of Amendment No. 5 to the Schedule TO of the Purchaser filed on January 8, 2001).

(a)(8) Press Release of Reed Elsevier dated February 7, 2001 (incorporated by reference to Exhibit (a)(11) of Amendment No. 7 to the Schedule TO of the Purchaser filed on February 7, 2001).

(e)(1)  Agreement and Plan of Merger dated as of October 27,
        2000 among Parent, Purchaser and the Company
        (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).

(e)(2) Confidentiality Agreement, dated June 28, 2000, between Reed Elsevier plc and the Company
        (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8,
        2000).

(e)(3)  The Information Statement of the Company, dated November 8, 2000.*


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* Previously filed